

S.   18001360   ON

ANNUAL AUDITED REPORT
FORM X-17A-5
Part III



SEC MAIL PROCESSING
Received

FEB 26 2018

WASH. D.C.

SEC FILE NUMBER
8- 39104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Directed Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
                              (No. and Street)
Windsor   CT   06095
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Kristin Hultgren   860-580-1798
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
                  (Name - if individual, state last, first, middle name)

2005 MARKET STREET, SUITE 700   PHILADELPHIA   PA   19103
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, _____Kristin Hultgren_____ , swear (or affirm) that, to
the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Directed Services, LLC_____ , as of

_____December 31_____, 20_17_, are true and correct. I further swear (or affirm) that neither the company nor any partner,

proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Financial Operations Principal
Title




My Commission Exp. Oct. 31, 2021

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3)

Directed Services LLC
Statement of Financial Condition
December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Statement of Financial Condition   3



Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Directed Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company) as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since at least 1996, but we are unable to determine the specific year.

Ernst & Young LLP

February 23, 2018

Assets

Cash	$	51,859,584
Distribution fee receivable		7,722,256
Commissions and concessions receivable, net of allowance of $2		13,625
Receivable from affiliates		699,104
Prepaid expenses		24,160
Total assets		60,318,729

Liabilities and member's equity

Liabilities:

Commissions and concessions payable		3,087,073
Accounts payable and other accrued liabilities		4,047,680
Payable to affiliates		2,201,447
Total liabilities		9,336,200

Contingencies (Note 6)

Member's equity		50,982,529
Total liabilities and member's equity	$	60,318,729

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Directed Services LLC (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a broker/dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable, to conduct business. The Company was also registered as an investment advisor under the Investment Advisors Act of 1940 until it deregistered as an investment advisor in the third quarter of 2017. The Company's operations primarily involve underwriting and wholesale distribution of variable insurance products. The Company is a wholly-owned subsidiary of Voya Retirement Insurance and Annuity Co. ("VRIAC" or "Parent") and ultimately of Voya Financial, Inc.

On December 20, 2017, Voya Financial, Inc. entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd ("Athene"), pursuant to which Venerable Holdings, Inc. ("Venerable"), a wholly owned subsidiary of VA Capital, will acquire the Company. This transaction is expected to close during the second or third quarter of 2018. The sale of the Company, and its affiliate Voya Insurance and Annuity Company, will result in the disposition of substantially all of Voya Financial, Inc.'s Closed Block Variable Annuity and fixed and fixed indexed annuity businesses. Prior to the close, the Company anticipates that it will pay a dividend to VRIAC. The payment of the dividend will be in compliance with the SEC Uniform Net Capital Rule (Rule 15c3-1) as further described in Note 7 Net Capital Requirements.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc., completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING Group continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Company's securities transactions relate primarily to variable annuities and mutual fund custodial products issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2017 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Future Adoption of Accounting Pronouncements

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customer and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09.

The provisions of ASU 2014-09 are effective for fiscal years beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. The Company does not currently expect the adoption of this guidance to have an impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2017. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at VRIAC due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Directed Services LLC
Notes to Statement of Financial Condition

Voya Financial, Inc. return is currently under audit by the Internal Revenue Service ("IRS"), and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

4. Related Party Transactions

In January 2017, the Voya Investors Trust (the "Trust") and Voya Partners, Inc. (the "Fund") mutual fund Board approved termination of the investment advisory and sub-advisory contracts with the Company, effective May 1, 2017. As of May 1, 2017, investment advisory and sub-advisory services formerly performed by the Company are performed by Voya Investments, LLC, an affiliate of the Company.

Through April 30, 2017, the Company was the investment advisor and administrator of the Trust, an affiliate of the Company. The Company and the Trust had a unified fee agreement whereby the Company had overall responsibility to provide all of the services necessary for the ordinary operations of certain funds of the Trust. The Trust paid the Company a monthly fee based on a percentage of average daily net assets, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses.

Through April 30, 2017, the Company was the investment advisor of the Fund, an affiliate of the Company. The Company and the Fund had an investment advisory agreement, whereby the Company had overall responsibility to provide portfolio management services for the Fund. The Fund paid the Company a monthly fee which was based on a percentage of average daily net assets.

The Company is party to an intercompany agreement whereby the Company distributes a monthly fee to its affiliates. This fee is calculated by applying the annual rates against the average net assets invested in the funds of the separate accounts.

Through April 30, 2017, Voya Investment LLC and Voya Investment Management LLC also affiliates of the Company, provided certain administrative and advisory services to the Company for a fee. The fee for these services was calculated as a percentage of average assets of the underlying funds.

The Company is allocated a portion of general administrative expenses from its affiliates based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products issued by certain affiliates of the Company. At December 31, 2017, fees of $7,722,256 are reported in Distribution fee receivable.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Receivables and payables with affiliates are settled in cash on a regular basis.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2017 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2015, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2017, the Company had net capital of $49,553,855 which was $48,931,441 in excess of its required net capital of $622,414. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was .19 to 1.

STATEMENT OF FINANCIAL CONDITION

Directed Services LLC
December 31, 2017
with Report of Independent Registered Public Accounting Firm